Filed by Polycom, Inc.
Pursuant to Rule 425 under
the Securities Act of 1933, and deemed
filed pursuant to Rule 14a-12 under
the Securities and Exchange Act of 1934.
Subject Company: PictureTel Corporation
Commission File No. 001-09434

Contacts:	Michael R. Kourey, CFO Polycom, Inc. 408.474.2844 email: mkourey@polycom.com	Lewis Jaffe, president and COO PictureTel Corporation 978.292.3737 email: jaffel@pictel.com

POLYCOM TO ACQUIRE PICTURETEL CORPORATION
FOR APPROXIMATELY $362 MILLION IN STOCK AND CASH

Agreement to Enable Significant Expansion of Video Communications Industry

    MILPITAS, Calif. and ANDOVER, Mass.—May 24, 2001—Polycom®, Inc. (NASDAQ: PLCM), a worldwide leader in broadband communications solutions, and PictureTel Corporation (NASDAQ: PCTL), a worldwide leader in integrated collaboration, today announced an agreement under which Polycom will acquire PictureTel.

    Under the terms of the agreement, Polycom will commence an offer to purchase all of the outstanding shares of PictureTel for a combination of 0.1177 shares of Polycom common stock and $3.11 in cash to be exchanged for each share of PictureTel. In total, approximately 6.7 million shares of Polycom common stock and $176 million in cash will be exchanged for all outstanding shares of PictureTel and Polycom will assume PictureTel options exercisable into approximately 1.4 million shares of Polycom's common stock. The value of the transaction, based on Polycom's closing stock price yesterday, is approximately $362 million, or $6.42 per share. The offer will be followed by a merger in which Polycom common stock and cash will be issued at the same exchange ratio paid in the offer. The acquisition, which has been approved by the boards of directors of both companies, is also subject to the tender of a majority of the outstanding fully-diluted shares of PictureTel common stock and other customary closing conditions, including obtaining applicable regulatory approval. In addition, this transaction is intended to be accounted for as a purchase and is a taxable transaction. Excluding non-recurring acquisition related expenses and non-cash charges, Polycom expects the acquisition to be slightly accretive in 2002.

    "Today's announcement represents a major step forward for the video communications industry. Driven by the accelerating demand for broadband connectivity throughout enterprises of all sizes, and by the recent catalyst of operating cost reductions through the broad deployment of video communications, Polycom is delighted to be extending Polycom's customer reach in the communications industry by augmenting our leading appliance-based architecture with PictureTel's PC-based architecture," said Bob Hagerty, president and CEO of Polycom. "PictureTel's core competency in PC-based video products will augment our leading appliance-based solutions to drive the communications industry from an early-stage, low-penetration technology to the mainstream solution that video now promises to be. In fact, with the combination of our companies, we will have all of the key video elements to address increasing customer demand and to compete effectively both with the large communications product providers and newer entrants such as wireless and web-based conferencing companies."

    "As a result of this acquisition, Polycom will be positioned to further leverage our robust video communications technology with PictureTel's collaboration-intensive offering," stated Craig Malloy, SVP and general manager of video communications for Polycom. "After the closing of the acquisition,

Polycom will benefit from PictureTel's leading PC-based iPower video collaboration technology, their broad customer base, and their excellent development and sales staff throughout the world."

    "We believe that the strategic synergies between PictureTel and Polycom, and our tremendous, combined technology base will create a company uniquely poised to take advantage of the growing deployment of broadband connectivity at all levels," said Norman Gaut, chairman and CEO of PictureTel. "We share Polycom's vision of the ubiquitous deployment of IP-based video communications on every desktop and in every meeting room worldwide. Our management team here at PictureTel is delighted to be joining forces with Polycom and their leading ViewStation video communications appliance architecture. Clearly, PictureTel will benefit from Polycom's manufacturing strategy, significant strategic and channel partnerships, and their strong financial execution."

    "We are excited for our customers, channel partners and employees," said Lewis Jaffe, president and COO of PictureTel, adding "The combined company will have increased value as it leverages the large PictureTel installed base, as well as PictureTel's significant intellectual property."

    Polycom underlined its commitment to continue the delivery and support of the iPower product platform. Further, Polycom reaffirmed the importance of PictureTel's existing alliances.

    Polycom and PictureTel will host a conference call to discuss this acquisition today at 6:15 p.m. ET, 3:15 p.m. PT. You may participate by viewing the webcast at http://www.polycom.com or, for callers in the U.S. and Canada, call 888.243.1745; and for callers outside of the U.S. and Canada, call 212.231.6045. A replay of the call will also be available through June 1 at www.polycom.com or, for callers in the U.S. and Canada, at 800.633.8284; and for callers outside of the U.S. and Canada, at 858.812.6440.

About Polycom

    Polycom develops, manufactures and markets a full range of high-quality, easy-to-use and affordable voice and video communication products and network infrastructure and access solutions. Polycom's integrated communication solutions enable business users to immediately realize the benefits of video, voice and data over rapidly growing converged networks. For additional information, call 1-800-POLYCOM (765-9266) or +1-408-526-9000, or visit the Polycom web site at www.polycom.com.

About PictureTel

    PictureTel is a leader in developing, manufacturing, and marketing a full range of visual-and audio-collaboration and streaming-video solutions. PictureTel's PC-based systems meet customers' collaboration needs from the desktop to the boardroom. Additional PictureTel information is available at www.picturetel.com.

    This release includes forward looking statements about the PictureTel acquisition, including statements about the timing of the completion of the acquisition, the company's expectation that it will be slightly accretive in 2002, and the impact of the acquisition on Polycom and PictureTel. These statements involve many risks and uncertainties, including risks associated with the acquisition, including the potential inability to satisfy the closing conditions for the acquisition, potential difficulties in the assimilation of the other distribution channels and other operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel of the acquired company, diversion of management attention from other business concerns, risk of entering new markets associated with PictureTel' partners, including the risk of variations in quarterly operating results due to the timing of significant orders and other factors, significant current and expected additional competition and the need to continue to expand product distribution, particularly in the IP channels and internationally, and risk that the foregoing and other factors will not yield the expected accretion in the future. Further risks are detailed from time to time in Polycom's SEC reports, including the Form 10-K, for 2000, and subsequent Form 10-Q filing and PictureTel's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filing.

    Polycom and the Polycom logo design are registered trademarks and ViewStation is a trademark of Polycom, Inc. in the U.S. and various countries. PictureTel is a registered trademark and iPower is a trademark of PictureTel. ©2001 Polycom, Inc. and PictureTel Corporation. All rights reserved.

Additional Information

    We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Polycom, PictureTel, the proposed acquisition and related matters:

  •
  Polycom's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials;

  •
  Polycom's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information; and

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  PictureTel's Solicitation/Recommendation Statement on Schedule 14D-9.

    Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Polycom and PictureTel file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and PictureTel at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800.SEC-0330 for further information on public reference rooms. Polycom's and PictureTel's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

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